# ANNUAL REPORT 2001

"Through everchanging waters, charting a steady course."



CT Communications



# Table of Contents



CT Communications


NW
330 300

# LETTER TO SHAREHOLDERS

Dear Shareholders,



The year 2001 will be remembered as an extremely difficult year for our country. It was also a difficult year for the telecommunications industry. We witnessed the decline of a large number of new competitive telecommunications companies. These companies reached remarkable heights in their share prices, and then crashed to the ground as a result of poor business planning, crushing debt loads, and the misguided belief that profits do not matter. At CT Communications, we have been charting a course through this challenging and difficult period with the same strategy and steady approach we have had for a number of years — providing a broad range of high-quality telecommunications services to targeted customers at prices that enable us to deliver growth with solid operating margins.

During 2001, our primary focus was on our existing businesses in our existing markets, with the objective of driving growth and profitability. Even in a difficult economy, our operating results were solid. Operating revenues for 2001 increased 16 percent over the prior year to $134.6 million, while operating EBITDA (earnings before interest, taxes, depreciation and amortization) decreased by $2.7 million to $29.7 million. A large portion of the decrease was related to start-up costs for WaveTel, L.L.C. (our broadband wireless project) and $2.0 million of restructuring charges for an early retirement program and slowing CLEC geographic expansion.

In addition to other investment write-downs, we decided in the fourth quarter to write down $13.4 million, our investment in Maxcom Telecomunicaciones, S.A. de C.V., a competitive facilities-based telecommunications provider found primarily in Mexico City. Even though this investment has not performed as we had hoped, we have been fortunate to realize over $80 million in pre-tax gains on the sale of investments over the past 12 quarters. As a result of these non-cash write-downs, net income declined to $0.2 million.

We face the year 2002 with particular optimism after reviewing our fourth quarter 2001 operating results. Fourth quarter 2001 operating revenue grew by 19 percent over 2000, and operating EBITDA, before restructuring charges, improved by 40 percent. This was primarily due to the improved performance of our digital wireless and CLEC operations.

CT Communications has been very fortunate in recent years to avoid many of the mistakes made by other telecommunications companies. In many cases, the mistakes of these companies have actually been to our benefit. We are a stable, profitable company. We emphasize customer service. We offer a comprehensive package of products and services. We offer competitive prices. Most importantly, we have professional employees who really care about the company and about our customers. As a result, even in turbulent times we continue to increase the number of customers, revenue, and profitability across our business units.

I would like to personally thank all of our shareholders and employees for your continued trust and confidence in CT Communications as we look forward to an even better year in 2002.

Michael R. Coltrane
*President & C.E.O.*





150
140
130
120
110
1998
1999
2000
2001


**Total Access Lines in thousands**

## 2001

### 1st Quarter

Recognized by Deloitte & Touche LLP as one of the 50 fastest growing technology companies in North Carolina

Added 442 DSL lines in service and increased Internet revenues by 54%

First Charter Bank continues relationship with CTC as they make a move outside our traditional service area

Agreed to purchase 47 cell sites of Cingular Wireless assets in a 3½ county area, increasing our presence as a branded reseller of Cingular services

### 2nd Quarter

Completed the partitioning of the predefined area of the Cingular wireless digital network, adding approximately 13,500 subscribers

Concord Telephone Company margins hit 49%

Greenfield signed preferred provider agreements with 8 residential and business developments, representing approximately 5,000 access lines at completion

WaveTel launches fixed wireless broadband trial in Fayetteville, North Carolina



# Year in Review



$130
$120
$110
$100
$90
1998
1999
2000
2001
Revenue in millions


## 3rd Quarter

Added 349 DSL lines and 127 high-speed accounts, for total DSL lines in service of 2,601 and total high-speed accounts of 513, increasing Internet Services revenue 35% over 3rd Quarter 2000

Installed 3,040 CLEC lines, bringing total lines in service to 17,852 and increasing CTC Exchange Services revenues 155% over 3rd Quarter 2000

Concord Telephone Company rebalances rates

## 4th Quarter

First access lines added in Georgia as CTC becomes preferred provider for Discover Mills in Atlanta

Strong wireless subscriber adds at the end of the quarter bring 2001 year-end totals to over 31,000

CLEC added 2,382 access lines, bringing the total lines in service to 20,234, nearly double the 10,513 at year-end 2000

Greenfield ended 2001 with 3,253 active access lines in service at 30 developments, with signed preferred provider agreements at more than 50 developments representing over 20,000 lines at completion



**Generally, when successful major companies need services provided, such as telecommunications services, they look within their community to partner with companies that have achieved a similar level of success and respect. It's a logical step in remaining at the forefront of the local business environment.**

**One such partnership involves CTC and Concord-based S&D Coffee. As one of the larger and better-known companies in the area, S&D wanted to ensure that their myriad telecommunications needs would be adequately met and handled in an economically feasible manner.**



***"Implementing state-of-the-art information systems is a priority at S&D Coffee, and we're honored to partner with CT Communications in achieving this initiative. S&D Coffee is committed to 24-hour continued support to over 40,000 customers, so telecommunications is a 'mission critical' component of our success. We look forward to sharing our success with CTC."***

**Barry Hobbs**
**Director of Information Technology**
**S&D Coffee, Inc.**

Concord Telephone Company celebrated its 105th year of operations in 2001. During the year, Concord Telephone continued to focus on providing customers with advanced and reliable phone services at affordable prices. This focus has made Concord Telephone Company a superior value for its business and residential customers. Concord Telephone's strong attention to customer service and its relationship with its customers have positioned the company well for continued success.

During 2001, Concord Telephone Company successfully navigated economic challenges. We still maintained healthy margins with consistent operating EBITDA (earnings before interest, taxes, depreciation and amortization) for the year and revenue growth of 1%. At a time when other telephone companies actually lost lines, Concord Telephone Company added 1,074 net new access lines after internal adjustments, finishing 2001 with 122,640 access lines.

We continue to execute a strategy focused on increasing the penetration of value-added services for all of our customers. Currently, 44.4% of eligible lines have extra calling features. The number of features has risen to an average of 2.6 per line.

Concord Telephone Company opened its market to competition in September 1997, and since then, we have seen a loss of less than 0.1% of our access lines to landline competitors. Additionally, Concord Telephone rebalanced rates in September 2001 to more closely align rates with underlying costs. This rebalancing has resulted in an increase in residential basic rates, while at the same time, a decrease in rates charged to customers for expanded calling plans and access charges.


120
115
110
105
1998
1999
2000
2001

**Access Lines in thousands**

Concord Telephone plans to roll out several new products in 2002 which will further our objective of offering more products and services to our


"Anyone can hold the helm when the sea is calm."
–Publilius Syrus



customers. These include Prepaid Service, Unified Messaging, expanded DSL offerings, talking calling features, and enhanced Voice Mail products.

Our century-long success story in our area demonstrates Concord Telephone's position as the cornerstone for CT Communications' growth throughout the region.

## CTC Long Distance Services

CTC Long Distance Services continues to be a successful product offering with our customers. Our long distance service provides them a solid value from a trusted company. By year-end 2001, approximately 70% of CTC's access lines subscribed to our long distance product. CTC Exchange Services and Greenfield operations have also been successful by adding CTC Long Distance Service to 10,000 access lines outside of our incumbent area.

Our strategy has been to offer simple plans and competitive prices, while establishing a strong relationship with our customers. We have seen a significant improvement in our gross margins this year. This has happened because wholesale expenses for the fiber optic transport of long distance minutes have decreased at a faster rate than retail prices in the past year. Although gross margins have improved, customer minutes of use have come under pressure from wireless substitution.

The year 2002 will see us focusing on our international long distance services, including an attractive 10 cents per minute rate to over 40 countries. We will also implement our own pre-paid service. CTC Long Distance Services looks for continued improvement in the future by increasing the penetration of long distance service to our quickly growing CTC Exchange Services and Greenfield access line base.





*"Our company owns six speedways, most of which are located in markets served by large regional telecom providers. CTC can provide any service or product these providers offer, with an added benefit — the ability to respond rapidly to any need we might have."*

**Doug Stafford**
Executive Vice President
Lowe's Motor Speedway

One of the staples of this tradition-rich area is the Lowe's Motor Speedway. Millions of racing fans have enjoyed themselves at the Speedway over the years, and for nearly as many years, CTC has been the Speedway's telecommunications provider of choice.

From the days of the rotary phone to today's most advanced digital systems, CTC has always given the Speedway the tools necessary to continue to provide excellence in customer service.

LOWE'S Home Improvement Warehouse MOTOR SPEEDWAY CHARLOTTE


"Rowing harder doesn't help if the boat is headed in the wrong direction."
–Kenichi Ohmae

# CTC Exchange Services

Sometimes something as simple as a corporate relocation forces companies to earn their customers' loyalty. That was the case when First Charter Bank, one of our strongest customers, moved from Concord to Charlotte, switching from our traditional service area to the ultra-competitive CLEC market.

First Charter opted to continue the relationship that had been so productive for years. It was a major win for our CLEC unit and indicative of the value inherent with the quality service and products we offer.



*"Even though relocation gave us the opportunity to change our telecom provider, staying with CTC was a no-brainer. We value the relationship we've established with CTC and we couldn't be happier with our choice."*

Tom McFarland
Group Executive Vice President
Technology and Operations
First Charter Bank

Operating in markets adjacent to our incumbent area, CTC Exchange Services offers small to mid-sized business customers a quality alternative for local, long distance, and data telecommunications products and services. By providing competitive prices, strong attention to customer care, and reliable products, CTC Exchange Services delivers the same high quality services offered by our traditional telephone company to a rapidly growing base of customers. In 2001, the number of access lines served by CTC Exchange Services nearly doubled from 10,513 at the end of 2000 to 20,234 by year-end 2001.

To achieve our line growth objectives, we targeted additional markets including learning institutions, hospitality, and healthcare companies. Many of these organizations are looking to consolidate all of their telecommunications services with one company. CTC is one of the few companies able to provide these industries with a single source for their telecommunications needs.

CTC Exchange Services experienced over 100% revenue growth in 2001, while operating EBITDA improved 25%. As CTC Exchange Services continues to add customers in 2002, revenues should continue to increase and operating EBITDA should continue to improve. CTC Exchange Services currently anticipates reaching operating EBITDA break-even at 30,000 access lines.


20
15
10
5
0
1998
1999
2000
2001

Access Lines in thousands

This year we will focus on several "micro-build" projects that involve deploying small, targeted networks for existing customers where we have good customer density. Our objective over time is to bring customers on our network in a methodical and cost-effective manner.

"To Sail to the 'New World' one must have patience, knowledge and **dedication** to stay the proper course."
–Anonymous

GREENFIELD



*"I was impressed with CTC right from the start, especially since they hadn't handled a project like this outside of their local area. But what has really won us over is their responsiveness to our needs, and even more so, to the needs of our customers."*

Andy Ammons
President
Heritage Wake Forest

**The attractive Raleigh market always seemed a logical candidate for expansion for our Greenfield unit. By forging a partnership with Heritage Wake Forest, an exclusive master planned community of homes, shopping and leisure activities, the Greenfield unit has made inroads to this prime location.**

**The thorough manner in which the Heritage Wake Forest project has been handled has created a stir throughout the region's development industry.**

AMMONS DEVELOPMENT GROUP

By establishing preferred provider agreements with local and regional builders and developers, Greenfield is able to be the first, and often the only, wireline telecom provider in new residential and business developments. By targeting the fastest growing areas of the Charlotte, Raleigh, and North Atlanta markets, Greenfield is able to build the telecom infrastructure in these developments in a very capital- and service-efficient manner.

Greenfield's efforts to make the entire process as delightful as possible for the developer, builder, and customer alike resulted in 30 signed agreements in 2001, bringing the total number of agreements to more than 50. New plant and short loop lengths have also allowed us to offer all Greenfield customers high-speed Internet access with our QuickClick® DSL service, as well as local and long distance telecom services.



These 50-plus projects are estimated to yield in excess of 30,000 access lines at completion. Of these projects, over 30 are "active" in that they are now adding customers, with the remaining 20 or so in the construction phase. In-service access lines increased to over 3,200 in 2001, a growth of 170%.

A major milestone for Greenfield in 2001 was becoming the preferred telecommunications provider for Discover Mills, a major shopping mall and entertainment complex in Atlanta, Georgia. CTC was singled out for this project by the Mills Corporation based on our existing relationship with nearby Concord Mills (another Mills project).

We continue to seek targeted, profitable relationships in the high-growth markets throughout our region. Greenfield has provided an opportunity for CTC to successfully participate in the fastest growing areas of North Carolina and beyond by providing the same high level of service offered in its incumbent market for over 100 years.



"The wind and waves are always on the side of the ablest navigators."
–Edward Gibbon

# CTC WIRELESS

2001 was an important year for CTC Wireless. During the summer, we completed the acquisition of spectrum previously owned by Cingular Wireless. As part of this transaction, we acquired the customers and operating assets and began participating in an operating relationship with Cingular Wireless. During the year, CTC Wireless increased its customer base by 17,264 post-pay subscribers to over 31,000 at year-end 2001, becoming cash flow positive from operations beginning in the second quarter. Approximately 13,000 subscribers were attributable to the acquisition event. CTC Wireless covers an area encompassing nearly 440,000 people along the I-77 and I-85 corridors north of Charlotte, North Carolina. CTC Wireless' relationship with Cingular allows us to offer national, regional, and local service plans, as well as benefit from Cingular's nationwide network.

CTC Wireless added nine cell sites during 2001, bringing the total to 56 at year end. To better serve the growing needs of its customers, CTC Wireless also implemented several new customer service initiatives that positively impacted customer retention such as extended customer service hours, an outbound calling program, and new wireless customer surveys.

The CTC Wireless and Cingular relationship allows us to leverage two strong brands in the market. CTC Wireless will continue to expand coverage and capacity with the addition of 18 new cell site locations in 2002. Additionally, we plan to open two new CTC Wireless retail store locations in 2002. The first store is scheduled to open in March, with the second location to open in July.



30
20
10
0
1998
1999
2000
2001

DCS Subscribers in thousands

When the basketball program at UNC Charlotte needed a wireless provider, the 49ers naturally turned to CTC Wireless — after all, we had already established a proven track record as the preferred provider for the University.

The same quality service, performance and value that the 49ers' basketball program enjoy are what made CTC Wireless a major player in our region's increasingly competitive wireless provider industry.



*"We're totally satisfied with the flexibility of the plans CTC Wireless provides, especially given our hectic schedule and excessive travel. Plus, we get clear connections that keep us in touch with those important to us, on and off the court."*

Bobby Lutz
UNCC 49ers Head Coach

"A sailor without a destination cannot hope for a favorable wind."
—Leon Tec, M.D.

# CTC Internet Services



*"We receive most of our telecom services from CTC. The customer service, reliability, and value that they provide, in addition to the quality products like high-speed Internet and so much more, are the main reasons why we look forward to a long relationship with CTC."*

Julie McMurry, CLGPO
Purchasing Manager
City of Shelby, North Carolina

The City of Shelby, North Carolina is well-qualified to attest to the comprehensive product offerings and attentive service from CTC. That's because, in addition to high-speed Internet access and the city's Intranet service, CTC also provides Shelby with their local phone system, long distance service, and all of the phone and data hardware.

It's a relationship that's mutually beneficial. CTC is honored to be the preferred provider for Shelby, and the city appreciates the convenience and attention that comes from CTC.

In 2001, CTC Internet Services focused on building future growth. CTC Internet Services provides customers in our incumbent area and surrounding markets with a wide variety of Internet connectivity services ranging from high-speed DSL service and dial-up, to T-1 dedicated service. At the end of 2000, we purchased a Web services company to add greater Web development and Web hosting capabilities to our existing product offering. The continued growth of our connectivity products and the increased capabilities of our Web-related services resulted in a 36% increase in revenues in 2001.


CTC
Welcome to CT Communications!

In 2001, our strategy was to leverage our Internet Service products into all of our business units. Once again, our high-speed product, QuickClick® DSL, was a solid performer and more than doubled the subscribers. This growth contributed to a 35% increase in high-speed connectivity revenues. We also enhanced our product offering with a low-end hosting product suitable for individuals or small businesses (CTC Hosting.com), and have updated our dial-up offering with instant messaging and content filtering.

We continue to focus on high-speed Internet in 2002, with plans to significantly increase our DSL subscriber base. We have seen increased pressure on voice- and minute-based services in our local territory. As a result, CTC has made a commitment to offer expanded data services to our local, CLEC, and Greenfield markets. Additionally, profitable new Internet security products like Virtual Private Networks and firewall security will be added to our product portfolio.

CITY OF SHELBY
1843
SHELBY, N.C.

Companies forged with strong leadership invariably take on elements of that leader's personality. In the case of CT Communications, we were fortunate to receive many years of guidance and direction from L.D. Coltrane, III. Mr. Coltrane's vision and strategic influence not only steered our company toward our current success, but also established the strong foundation that solidifies our prosperity in the future. We wish Mr. Coltrane well in his retirement and in his future endeavors.



L.D. Coltrane, III (Director, Retired 2001)
Former President and CEO
First Charter Corporation

Like most companies, we look to the future with great anticipation and excitement. However, unlike many companies, we have gone to great lengths to prepare for the challenges to be faced in the future. With long-term profitability and steady growth as our mantra, we look forward to the successes and opportunities that lie ahead.

Fostering much of that excitement are the trends taking place on a global level within the telecommunications industry. Several developments — among them the emergence of the Internet as a major societal force, the success of wireless communications, and the introduction of broadband services — have spurred an enormous surge in the volume of data transmission. CTC looks to be at the forefront of this informational revolution. We have made significant investments in our infrastructure and bandwidth capabilities to accommodate this progress. It is a truly exciting period in our history.

Within CTC specifically, some of the initiatives that will be receiving increased visibility and attention include the further development of our Internet Yellow Pages offering, the establishment of an online billing service for our customers, and an e-commerce initiative that will enable our customers to purchase services and products online. These are all natural progressions that take full advantage of the increased availability and acceptance of the Internet, and will result in a superior level of service and convenience for our customers.

Illustration courtesy of Yates Chreitzberg Architects



By leveraging relationships and knowledge in the industry, CTC has been successful in building a broad telecommunications investment portfolio. This investment portfolio has served to increase short-term cash flows, as well as offer long-term capital appreciation.

**CT Communications Northeast Trust**

In 1998, CTC transferred substantially its entire portfolio of investments securities to CT Communications Northeast Trust. CTC has been monetizing a portion of the portfolio over the past three years to fund its new business growth. In the last three years, CTC has realized pre-tax gains on sales of investments in excess of $40 million.

CTC owned approximately 218,000 shares of common stock in Verisign, Inc. (VRSN) at December 31, 2001 with a market value of $8.3 million. CTC formerly owned shares of Illuminet, which was acquired by Verisign in December of 2001.

CTC owns 3.8% of ITC Holding Company, which participated in the formation of a number of diverse telecommunications companies, including Powertel, MindSpring, and ITC^DeltaCom.

CTC continues to own a portfolio of other equity positions in public and private companies.

**Palmetto MobileNet**

CTC owns 19.84% of Palmetto MobileNet, L.P., which holds 50% general partnership interests in 10 cellular rural service areas covering 2.2 million people in the Carolinas. The cellular partnerships had over 300,000 subscribers at year-end 2001. Alltel Mobile is the operator of each of the cellular partnerships. In 2001, CTC earned over $4.2 million in pre-tax income from Palmetto MobileNet.

**Maxcom**

CTC owns a minority interest in Maxcom Telecomunicaciones, S.A. de C.V., which was formed in 1996 to offer commercial telecommunications services in Mexico City and Puebla, Mexico. Maxcom recently announced its plans to restructure their debt to secure funding for future growth and operations. Based on its current restructuring plans, CTC would own approximately 1% of the company.

**Wireless One of North Carolina L.L.C.**

CTC owns just over 49.5% of Wireless One of North Carolina L.L.C. (WONC), which has spectrum covering 3 million households in North Carolina. WorldCom currently owns 50% of WONC. In September of 2001, CTC entered into agreements to acquire 100% ownership of the company. CTC anticipates approval from the FCC for this transaction in the second quarter of 2002.

Through its subsidiary WaveTel, CTC launched a fixed wireless broadband trial in Fayetteville, North Carolina, in the summer of 2001, using the WONC spectrum. The trial offers a fixed wireless high-speed data delivery service, as well as a second line phone service. CTC plans to continue the trial in the Fayetteville market in 2002.

"Ships at a distance have every man's wish onboard."
–Zora Neale Hurston

# COMMUNITY

Partnerships and Events






CT

We believe that CT Communications has an obligation to share our success with the communities we serve. Through the time and talents of our employees, we also strive to have a positive impact on the areas in which we live. Through ongoing involvement with a variety of local organizations and programs, we work to continuously improve and strengthen our communities.

Below are some of the community involvement activities and charitable organizations that we support:

*American Cancer Society*

*American Diabetes Association*

*American Red Cross*

*Boy Scouts of America*

*Carolina's Chapter of ALS (Lou Gehrig's Disease)*

*Chambers of Commerce for Cabarrus, Charlotte, Lake Norman, Mooresville, Rowan, Stanly and Statesville*

*Fast Track Citizenship Awards*

*Junior Achievement*

*Juvenile Diabetes Foundation*

*Lowe's Motor Speedway Partnerships*

*NorthEast Medical Center Foundation*

*R.E.A.L. Program - Community College Small Business Centers*

*Safe School Programs*

*United Way*

# FINANCIAL HIGHLIGHTS

| | 2001 | % CHANGE | 2000 | % CHANGE | 1999 |
|---|---|---|---|---|---|
| **THE SHAREHOLDER** | | | | | |
| Share price (1) | $ 16.51 | 17.4% | $ 14.06 | -49.8% | $ 28.00 |
| Earnings available for Common Stock | $ 144,124 | -99.6% | $ 40,753,930 | 76.9% | $ 23,042,059 |
| Basic earnings per common share (1) | $ 0.01 | -99.5% | $ 2.16 | 75.6% | $ 1.23 |
| Diluted earnings per common share (1) | $ 0.01 | -99.5% | $ 2.15 | 76.2% | $ 1.22 |
| Dividends declared per common share (1) | $ 0.26 | 0.0% | $ 0.26 | 0.0% | $ 0.26 |
| Common stockholder's equity | $ 163,156,976 | -6.8% | $174,970,015 | 0.1% | $ 174,769,102 |
| Basic weighted average common shares outstanding (1) | 18,816,047 | -0.1% | 18,833,807 | 0.7% | 18,705,886 |
| Diluted weighted average common shares outstanding (1) | 18,860,280 | -0.4% | 18,930,980 | 0.4% | 18,851,850 |
| **THE COMPANY** | | | | | |
| Total operating revenues | $ 134,612,111 | 16.4% | $115,655,333 | 9.5% | $ 105,591,594 |
| Total operating expenses and taxes | $ 131,218,035 | 1.5% | $129,230,274 | 30.6% | $ 98,920,848 |
| Operating income | $ 5,151,008 | -62.3% | $ 13,653,637 | -39.0% | $ 22,368,403 |
| Operating earnings before interest, taxes, depreciation and amortization (EBITDA) | $ 29,712,156 | -8.2% | $ 32,364,337 | -13.7% | $ 37,492,666 |
| Depreciation and amortization | $ 24,561,148 | 31.3% | $ 18,710,700 | 23.7% | $ 15,124,263 |
| Consolidated net income | $ 169,042 | -99.6% | $ 40,779,448 | 76.8% | $ 23,068,269 |
| Property and equipment, at cost | $ 336,144,870 | 24.0% | $271,024,766 | 23.4% | $ 219,689,824 |
| Net property and equipment | $ 198,686,929 | 30.9% | $151,783,757 | 32.9% | $ 114,175,209 |
| Capital expenditures, net | $ 64,191,988 | 18.7% | $ 54,089,521 | 96.1% | $ 27,584,002 |
| Debt to equity | 61.1% | 175.4% | 22.2% | 94.7% | 11.4% |
| Total access lines served | 146,127 | 8.8% | 134,328 | 11.5% | 120,457 |
| Postpaid wireless customers | 31,120 | 124.6% | 13,856 | 75.4% | 7,900 |

*(1) Share data has been restated for a two-for-one stock distribution in April 2000 and the Recapitalization in January 1999.*

# CORPORATE INFORMATION

CT Communications, Inc.
1000 Progress Place
Concord, NC 28025
(704) 722-2500
www.ctc.net

Certain information about the Company (for example, Management's Discussion and Analysis of Financial Condition and Results of Operations, Five-year Selected Financial Information, Supplemental Financial Information and Schedules, Market Risk Disclosures, Market Price Data, Financial Statements including Auditor's Report, and other information) is contained in the company's Annual Report on Form 10-K. The Form 10-K has been filed with the Securities and Exchange Commission and was distributed with this Annual Report in connection with the 2002 Annual Meeting of Shareholders. Copies of the Company's Form 10-K and 10-Qs and prior annual and quarterly reports to shareholders may be obtained by writing to Shareholder Relations at the above address or by requesting desired documents from the Company's Investor Relations Web site at www.ctc.net/invest.

## Annual Meeting

Thursday, April 25, 2002
9:00 AM
1000 Progress Place
Concord, NC 28025

## Transfer Agent

Shareholder matters, such as a transfer of shares, issuing stock certificates and change of address should be directed to:

First Union National Bank
Shareholder Services Group
1525 West W.T. Harris Blvd; 3C3
Charlotte, NC 28288-1153
(800) 829-8432

## Officers

Michael R. Coltrane
Chairman of the Board, President & CEO

Barry R. Rubens
Senior Vice President,
Secretary & Treasurer

Michael R. Nash
Senior Vice President

Richard L. Garner, Jr.
Vice President

John A. Goocher
Vice President

Amy M. Justis
Vice President

Charlotte S. Walsh
Vice President

## Directors

John R. Boger, Jr.
Partner of Counsel;
Williams, Boger, Grady, Davis, and Tuttle, LLC

O. Charlie Chewning, Jr.
Former Senior Partner;
Deloitte & Touche LLP

William A. Coley
President;
Duke Power Company

Michael R. Coltrane
Chairman of the Board, President & CEO;
CT Communications, Inc.

Raymond C. Groth
Visiting Scholar, Capital Markets Center and Fuqua School of Business, Duke University

Samuel E. Leftwich
Former Chairman;
Central Telephone Company

Jerry H. McClellan
Former Executive Vice President;
CT Communications, Inc.

Tom E. Smith
Former CEO and Chairman of the Board;
Food Lion, Inc.

Phil W. Widenhouse
Former Executive Vice President;
CT Communications, Inc.

L.D. Coltrane, III (Director, Retired 2001)
Former President and CEO;
First Charter Corporation

Betty Gay Bivens (Emeritus)

# STOCK INFORMATION

CT Communications, Inc. Common Stock trades on The Nasdaq Stock Market®
under the symbol CTCI. Stock quotes, charts and other stock performance information can be found on the Company's Investor Relations Web site at www.ctc.net/invest.

Certain statements contained in this Annual Report are "forward-looking statements," as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Management has based these forward-looking statements on its current expectations and projections about future events and trends affecting the financial condition and operations of CT Communications' business. These forward-looking statements are subject to certain risks, uncertainties, and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements.

Factors that may cause actual results to differ materially from these forward-looking statements are (1) CT Communications' ability to respond effectively to the sweeping changes in industry conditions caused by the Telecommunications Act of 1996, and related state and federal legislation and regulations, (2) CT Communications' ability to recover the substantial costs to be incurred in connection with the implementation of its various new businesses, (3) CT Communications' ability to retain its existing customer base against local and long distance service competition, and to market such services to new customers, (4) the performance of CT Communications' investments, (5) CT Communications' ability to effectively manage rapid changes in technology, and (6) CT Communications' ability to effectively respond to the actions of its competitors.

In some cases, these forward-looking statements can be identified by the use of words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project" or "potential" or the negative of these words or other comparable words. In making forward-looking statements, CT Communications claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. CT Communications undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also directed to consider the risks, uncertainties and other factors discussed in documents filed by us with the Securities and Exchange Commission, including those matters summarized under the caption "Risk Factors" in CT Communications' Annual Report on Form 10-K for the year ended December 31, 2001. All forward-looking statements should be viewed with caution.

CT Communications℠

CT Communications, Inc.
Corporate Headquarters
1000 Progress Place
Concord, NC 28025

704-722-2500
*www.ctc.net*